EXHIBIT 10.2

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT, effective as of July 6, 2011, is between RICHARD PENNER CONSULTING, INC., a Washington corporation located in Blaine, Washington, (hereinafter referred to as "Consultant"), whose President and sole shareholder is RICHARD PENNER (hereinafter referred to "Penner"), and S&W Company, a Delaware corporation located in Five Points, California (hereinafter referred to as the "Company"). The Company and Consultant are hereinafter referred to collectively as the "parties" and individually as a "party."

RECITALS

A.   Concurrently with the execution of this Agreement, Consultant and the Company have entered into that certain Customer List Purchase Agreement under the terms of which the Company will purchase Penner's customer list for his alfalfa seed business in the Middle East and Latin America (the "Customer List").

B.   As a condition to closing the purchase and sale of the Customer List, the parties have agreed to enter into this consulting agreement under the terms of which Penner, under the auspices of Consultant, shall provide certain consulting services for a period of at least two years.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:

1.   *Nature of Services*. The Company engages Consultant, and Consultant agrees to use its contacts, expertise and experience in assisting the Company to commence, develop and expand its business operations in certain locations in which Penner has had alfalfa seed customers. Without limiting the generality of the foregoing, Consultant agrees to actively pursue sales of existing and potential customers, with emphasis on international firms located in Saudi Arabia, Morocco, Sudan, South Africa and Argentina, and such other locations as may be requested by the Company that are included on the Customer List (the "Territory"). In this regard, Consultant agrees to use its best efforts to transition his former customers to the Company and to promote the Company's brand in the Territory. The activities of Consultant referred to in this Section 1 are referred to as "Services."

2.   *Designation of Consultant's Agent*. Penner is hereby designated as the person who will perform the Services on behalf of Consultant.

3.   *Term and Termination*.

(a)   This Agreement shall become effective as of the date first above written, and shall remain in full force and effect until the second (2nd) anniversary hereof (the "Initial Term"). The Company shall have the option to extend this Agreement through the third (3rd) anniversary hereof by giving notice to Consultant no later than sixty (60) days prior to the expiration of the Initial Term.

(b)   This Agreement may be terminated by either party upon the breach of a material term hereof by the other party, which breach remains uncured for thirty (30) days after the date that the non-breaching party has served written notice on the other party, which notice shall set forth the basis of such breach and the non-breaching party's intent to terminate the Agreement.

(c)   Upon expiration or termination of this Agreement, each party shall be released from all obligations and liabilities hereunder except those arising under Section 4 (relating to confidentiality), below.

3.   *Compensation and Reimbursement.* The Company shall pay Consultant, and Consultant agrees to accept as payment in full for the Services three percent (3%) of any sales in which Consultant performed Services. The Company shall pay to Consultant the earned commission within forty-five (45) business days of receipt by the Company of payment for the product(s) sold to the customer in the transaction. In the event of termination, the Company shall be obligated to pay the commission earned by Consultant in accordance with this Agreement, up to and including the date of termination, but such final commission payment shall not be made until receipt by the Company of payment from the customer.

4.   *Confidential Relationship Created by this Agreement.* Consultant acknowledges and agrees that this Agreement creates a relationship of confidence and trust on the part of Consultant as its conducts consulting and other work for the benefit of the Company. In the performance of Consultant's obligations under this Agreement, Consultant and its principals, agents, employees and contractors may receive, create for the Company or have access to, among other things, technical, customer, personnel and business information in written, graphic, oral or other tangible forms such as specifications, records, data, computer programs, drawings, models, reports and samples (hereinafter collectively referred to as "Confidential Information") owned or controlled by the Company. Such Information contains material that is proprietary or confidential, or material that is protected by applicable laws regarding secrecy of communications or trade secrets. Accordingly:

(a)   Consultant recognizes and agrees that nothing in this Agreement will be construed as granting any rights, by license or otherwise, to any Confidential Information or to any inventions or patents, trade secrets, copyrights, trademarks, or other intellectual property right that has issued or that may issue based on such Confidential Information. All Confidential Information (including all copies thereof) will at all times remain the property of the Company and will be immediately returned to the Company after Consultant's need for it has expired, or upon request of the Company, and in any event, upon completion or termination of the services to be provided by Consultant. At such time, Consultant shall also erase, delete, or destroy any notes, documents, magnetic media or other computer storage, including system backups, which contain any Confidential Information.

(b)   Consultant will advise its principals, employees, agents and contractors who might have access to Confidential Information of the confidential nature thereof and agrees that its employees will be bound by the terms of this Agreement. Consultant will not disclose any Confidential Information to any employee except for those persons who have a need for such information in connection with Consultant rendering the Services and who agree in writing to bound by the provision of this Agreement, nor will it disclose any Confidential Information to any third party without first obtaining the Company's express written consent, which may be withheld in the sole discretion of the Company. For the purposes of this Section 4(b), the term "employee" will include, in addition to employees, directors, officers, members, owners, independent contractors, consultants, collaborators and other agents of the Consultant.

(c)   The term "Confidential Information" will not include information that Consultant can establish (i) was publicly known and made generally available in the public domain prior to the time of disclosure to Consultant; (ii) becomes publicly known and made generally available after disclosure to Consultant through no action or inaction of Consultant; (iii) is in the possession of Consultant, without confidentiality restrictions, at the time of disclosure by the Company, as shown by Recipient's files and records immediately prior to the time of disclosure; or (iv) is approved for release by the Disclosing Party in writing. Moreover, this confidentiality restriction shall not apply to information that is required by law or regulation or required pursuant to a valid order of a court or regulatory agency to be disclosed by Consultant, but only to the limit and extent of such required disclosure, provided that, prior to such disclosure, Consultant provides the Company with prompt written notice of such requirement and the facts and circumstances concerning such requirement and assists the Company in obtaining an order or orders protecting the information from any disclosure or limiting the extent of information to be disclosed.

(d)   Moreover, in the course of performing the Services, Consultant may become aware of material non-public information. Consultant hereby expressly agrees to hold such information in strictest confidence and to not trade in the securities of the Company until such material non-public information is made public through public announcement, governmental filings or other method generally accepted as public dissemination of material information.

5.   *Independent Contractor.*   In performing the Services, Consultant shall act as an independent contractor and not as an agent or employee of the Company.

6.   *Assignment*. The Company has specifically contracted for the services of Consultant, and specifically, of Penner, and therefore, Consultant may not assign or delegate its obligations under this Agreement, either in who or in part, without the prior written consent of the Company.

7.   *Notices.* All notices or other communications hereunder are deemed given when made in writing and (a) delivered in person, (b) delivered to an agent such as an overnight or similar delivery service, or (c) deposited in the United States mail, certified postage prepaid, and addressed as follows:

If to the Company, to:

S&W Seed Company

(In Person or Overnight Delivery)
25552 South Butte Avenue
Five Points, CA 93624

(Mail)
P.O. Box 235
Five Points, CA 93624

If to Consultant, to:

Richard Penner Consulting, Inc.
250 H Street, 822
Blaine, WA 98230

8.   *Applicable Laws.* This Agreement shall constitute a contract under the laws of the State of California and shall be governed and construed in accordance with such laws. Any suit brought hereunder shall be brought in the courts in Fresno County, California, or the Eastern District of California (Fresno Division), as applicable.

9.   *Entire Agreement.* This Agreement constitutes the entire Agreement between the parties pertaining to the subject matter herein and expressly supersedes all prior written and oral agreements and understanding between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended or modified unless so modified in writing by the parties.

10.   *Severability.* If any provision of this Agreement is, becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, such provision shall be deemed amended to conform to the applicable laws so as to be valid and enforceable, or, if it cannot be so amended without materially altering the intention of the parties hereto, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

11.   *Force Majeure.* Consultant shall be excused for failure to provide Services hereunder to the extent that such failure is directly or indirectly caused by an occurrence commonly known as "force majeure," including, without limitation, delays arising out of acts of God, acts or orders of a government, agency or instrumentality thereof (whether of fact or law), acts of public enemy, riots, embargoes, strikes or other concerted acts of workers (with of Consultant or other persons), casualties or accidents, delivery of materials, transportation or shortage of ships, cars, trucks, fuel, power, labor or materials or any other causes, circumstances or contingencies that are beyond the control of Consultant; *provided, however*, that Consultant shall use its best efforts to resume provision of Services as soon as possible. Notwithstanding any events operating to excuse performance by Consultant, this Agreement shall continue in full force for the remainder of the term and any renewals thereof.

12.   *Paragraph Headings.* The headings of the several paragraphs of this Agreement are inserted solely for convenience of reference and are not part of and are not intended to govern, limit or aid in the construction of any term or provision herein.

13.   *Counterparts.* This Agreement may be executed simultaneously in any number of counterparts and by facsimile, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

14.   *Waiver.* No waiver by a party of any breach of or default under this Agreement shall be deemed to be a waiver of any other breach or default of any kind or nature, whether or not such party knows of such breach or default at the time it accepts such payment or performance. No failure or delay on the part of a party to exercise any right it may have with respect to this Agreement shall prevent the exercise thereof by such party at any time such other party may continue to be so in default, and no such failure or delay shall operate as a waiver of any default. A failure by either party to insist upon strict compliance with any of the terms of this Agreement in any instance shall not be construed as a waiver of such terms in the future.

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IN WITNESS THEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives.

"Company"
S&W SEED COMPANY
a Delaware corporation

By: /s/ Matthew K. Szot
      Matthew K. Szot
      Vice President, Finance and Chief Financial Officer

"Consultant"
RICHARD PENNER CONSULTING, INC.
a Washington corporation

By: Richard Penner
      Richard Penner
      President

"Designated Consultant"

      /s/ Richard Penner
Richard Penner

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